Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Mark C. Lee 423 Washington Street Suite 600 San Francisco, California 94111 Tel: +1 916 603 3444 | +1 415 683 5472 Email: mark.c.lee@rimonlaw.com

January 31, 2021

       TO:  VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:	Dillon Hagius
Christine Westbrook

Re:	Akanda Corp. Draft Registration Statement on Form F-1 Submitted November 19, 2021 CIK No. 0001888014

Dear Mr. Hagius and Ms. Westbrook:

On behalf of our client Akanda Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated December 16, 2021 (the “Comment Letter”), with respect to the Draft Registration Statement on Form F-1 filed November 19, 2021 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing its Registration Statement on Form F-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

If the Staff would like marked copies of the Registration Statement marked against the Draft Registration Statement, please so advise and we would be happy to provide them.

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Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Draft Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1.	Your summary should provide a balanced and factual presentation of your business.
Please revise your summary to discuss the regulatory and competitive landscape in the markets in which you plan to operate. As examples only:

•	Disclose, if accurate, that you do not own the property in Lesotho and that you are dependent on a sublease agreement with your Executive Chairman and a director, as referenced on page 61.

•	Balance your discussion of your cultivation operations with reference to seasonal conditions in Lesotho, as referenced on page 58, and risks relating to operations in emerging markets, as referenced on pages 21 to 23.

•	You state on page 57 that Bophelo holds an operational license issued in Lesotho for the production and export of medicinal cannabis products. Disclose how many such licenses have been issued.

•	Disclose that you will be required to renew your licenses in the United Kingdom and Lesotho.

•	Disclose your limited operating history and minimal revenue to date and that you have not commenced exporting medical cannabis biomass from Bophelo to Europe.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Our Competitive Strengths, page 1

2.	Please revise to substantiate your statement that you have the ability to cultivate highyielding strains of cannabis for medical purposes at a comparatively low cost. Where you discuss conditional approval to expand your cultivation footprint, revise to disclose material conditions.

Additionally, where you discuss “Pursuit for ESG Goals” and “Ethical sourcing,” revise to specifically state the steps you have taken in pursuit of these objectives, related timelines for plans or intentions and related costs. Please refrain from referring generally to your “ESG commitments” and “practices.” Please also revise to disclose here that Mophuthi Matsoso Development Trust, a Lesotho non-profit organization, is controlled by your Executive Chairman, Louisa Mojela and describe related conflicts of interest, if any. Consider related risk factor disclosure, if appropriate.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Our Growth Strategy, page 2

3.	Please balance your statement that you plan to take advantage of the “favorable cultivation conditions in the Kingdom of Lesotho” with reference to challenges you face in scaling up operations, such as regulatory and competitive conditions and risks inherent in an agricultural business, as referenced on page 14. You also state that you plan to establish direct sales channels to patients through Canmart owned and operated clinics and pharmacies in the United Kingdom. Please expand your disclosure to briefly discuss any related regulatory and licensing requirements, steps taken to date, your anticipated timeline and related costs.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Our History and Relationship with Halo, page 2

4.	We note your disclosure that the debenture will be automatically converted into common shares upon certain liquidity events. Please revise to clarify, if true, that the offering will trigger conversion and disclose the estimated number of shares issuable to Halo. Please make similar revisions where you discuss Halo’s ownership, including the legal entity structure chart on page 4.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Legal Entity Structure, page 3

5.	You disclose that on November 12, 2021, Halo transferred 2,100,000 Common Shares to an unaffiliated party, 1306077 B.C. LTD. Please clarify whether this party is affiliated with Halo, the Akanda Founding Shareholders, or any of your other major shareholders.

Response: The Company respectfully acknowledges this comment and has revised its disclosure on page 4 of the Registration Statement to clarify that 1306077 B.C. LTD is not affiliated with Halo, the Akanda Founding Shareholders, or any of the Company’s other major shareholders.

Risk Factors

Risks Related to our Business and Industry

We are an early-stage company with limited operating history and may never become profitable., page 10

6.	You disclose that each of your operating subsidiaries, Bophelo and Canmart, has a very limited operating history and has generated minimal revenue. Please quantify the operating history and revenue in this risk factor.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Response: The Company respectfully acknowledges this comment and has revised its disclosure on page 11 of the Registration Statement to quantify the operating history and past revenue generated by each of these subsidiaries as of September 30, 2021.

Risks Related to Our Common Shares and This Offering

We have a significant shareholder, which may limit your ability to influence corporate matters and may give rise to conflicts of interest. .., page 28

7.	Please expand this risk factor to disclose that directors Louisa Mojela and Charles Kié previously served as directors of Halo until July 2021, which we note you disclose on pages 66 and 67. Please also disclose any conflicts of interest arising from these roles that are material to Akanda shareholders.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly. Neither Ms. Mojela nor Mr. Kié currently holds any executive or director position with Halo or owns more than 5% of Halo’s outstanding shares. Neither of them nor their affiliates currently has any compensatory relationship with Halo. As a result, neither of them currently has any fiduciary duty to Halo or Halo’s shareholders. The Company’s Board of Directors has considered the totality of circumstances of Ms. Mojela and Mr. Kié’s relationships with Halo including their prior director positions with Halo as well as the fact that they no longer have any fiduciary duty to Halo, and determined that there is no conflict of interest arising from those roles that are material to Akanda shareholders.

Ownership of Common Shares may be considered unlawful in some jurisdictions and holders of our Common Shares...., page 30

8.	In order for investors to evaluate this risk, please revise to clarify the relevant statutes, regulations, jurisdictions and activities that present the risk of liability to investors.

Response: The Company respectfully acknowledges this comment and has revised its disclosure to clarify the relevant United Kingdom statutes, regulations, and activities that present the potential risk of liability to United Kingdom investors. The Company is not aware of other jurisdictions with similar risk of liability to investors.

Use of Proceeds, page 34

9.	You state that you intend to use the net proceeds from this offering for property, plant and equipment, which includes he construction of a 1 hectare forced air greenhouse, an EU GMP post-harvest drying facility, and an EU GMP extraction facility. Please quantify the amount of proceeds you expect to use for each designated use.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 46

10.	We note the discussion on pages 47 and 51 of revenue generating activities including testing services and government sponsored R&D grants which are not otherwise described or discussed in your audited financial statements. Please revise your audited financial statements to properly disclose these activities or revise this discussion to correspond to your revenue generating activities.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Business

Growth Plans and Strategic Focus

Operations of Bophelo, page 59

11.	Please expand your disclosure to include the estimated costs for the bulleted projects.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Business Partnerships, page 60

12.	Your disclose that the following agreements are business partnerships:

•	A December 2019 seed supply relationship with OG DNA Genetics Inc.;

•	An August 2020 off-take agreement with Medcan Ltd.; and

•	A September 2021 service, refinement and distribution agreement with Cantourage.

Please revise to include the material terms of these agreements and file these agreements as exhibits to the registration statement or provide your analysis as to why you do not believe filing is required. Refer to Item 601(b)(10) of Regulation S-K.

Additionally, please expand your disclosure to disclose the material terms of your sublease, including termination provisions.

Response: The Company respectfully acknowledges this comment and has revised the disclosure on page 65 of the Registration Statement to clarify the terms of the seed supply relationship with OG DNA Genetics Inc., the off-take agreement with Medcan Ltd., the service, refinement and distribution agreement with Cantourage, and the sublease. The Company has also filed the off-take agreement with Medcan Ltd. and the service, refinement and distribution agreement with Cantourage as Exhibits 10.9 and 10.10 to the Registration Statement.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

There is no written agreement with OG DNA Genetics Inc. and any purchase of seeds from OG DNA Genetics Inc. has been conducted on a purchase order basis. Although OG DNA Genetics Inc. has been a primary supplier of seeds used by the Company, the Company has also sourced seeds from other suppliers and does not depend on OG DNA Genetics Inc. as an exclusive source for any seeds used by the Company in its operations. Therefore, the Company does not believe that the agreement with OG DNA Genetics Inc., which was entered into in the Company’s ordinary course of business, is a material contract that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company has further clarified the non-exclusive relationship with OG DNA Genetics Inc. on pages 17 and 65 of the Registration Statement.

Management

Director Independence , page 70

13.	You disclose that Gugu Dingaan and Gila Jones are independent directors on the Company’s Board of Directors; however, we note these two parties do not appear to be named as directors anywhere else in this section. Please reconcile your disclosure or advise.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

14.	You disclose that Charles Kié will serve as an independent director under the applicable Nasdaq Listing Rule standards; however, we note your disclosure on page 66 that Mr. Kié served as a director of Halo from October 2020 to July 2021. Please tell us the consideration you gave to Mr. Kié's prior service with Halo.

Response: The Company respectfully acknowledges this comment. As previously advised in the Company’s response to Question 7, the Company’s Board of Directors has considered the totality of circumstances of Mr. Kié’s relationships with Halo including his prior director position with Halo as well as the fact that he no longer has any fiduciary duty to Halo, Mr. Kie did not serve as an officer of Halo, Mr. Kie did not receive compensation from Halo other than in his role as an independent director, and determined that Mr. Kié’s prior director position with Halo will not interfere with his exercise of independent judgment in carrying out the responsibilities of a director of the Company.

Executive Compensation

Compensation of our Named Executive Officers, page 73

15.	We note your disclosure that in connection with the offering, you intend to enter into employment agreements with Ms. Mojela and Mr. Scott. Please expand your disclosure to include the anticipated material terms of these agreements.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly and included the service agreements with Ms. Mojela and Mr. Scott as Exhibits 10.12 and 10.13.

Certain Material Canadian Federal Income Tax Considerations, page 85

16.	Please include an opinion of counsel as to the material Canadian federal income tax consequences of the ownership or disposition of your common shares. In this regard, we note your discussion on page 87 that the common shares will not constitute “taxable Canadian property” of a Non-Resident Holder if certain requirements are met. If providing a short-form opinion, ensure that the disclosure in this section clearly identifies the opinion of named counsel and likewise ensure the opinion clearly identifies the disclosure in this section as the opinion of counsel. Counsel must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. Please also provide the consent of counsel to being named in the registration statement. For guidance, refer to Sections III.B.2 and IV of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly and included an opinion of counsel as part of Exhibit 5.1.

Certain Material U.S. Federal Income Tax Considerations, page 88

17.	Please delete the disclaimer on page 89 that the summary of material tax considerations is provided for general information only as such statement implies that investors are not entitled to rely on the disclosure in your registration statement.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

Unaudited Pro Forma Combined Financial Statements, page F-77

18.	Please revise the pro forma financial statements to provide a separate column which reflects the sum total of the companies under common control at historical cost prior to other pro forma adjustments. We note this column would represent the retrospective application of the combination of companies under common control for all periods presented. In this regard, please also revise to present a pro forma income statement for the year ended December 31, 2019.

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

19.	Please revise Note 1 on page F-80 to clearly identify the fiscal year end the registrant will be adopting subsequent to the combination of companies under common control.

Mr. Hagius and Ms. Westbrook

Securities and Exchange Commission

January 31, 2022

Response: The Company respectfully acknowledges this comment and has revised its disclosures accordingly.

General.

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors. The Company intends to supplementally provide the Staff with copies of all such written communications presented to potential investors in reliance on Section 5(d) of the Securities Act as promptly as practicable following such presentation, if any. The Company advises the Staff that potential investors will not be permitted to retain copies of such written communications. The Company further advises the Staff that to its knowledge, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering.

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We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (916) 603-3444.

Very truly yours,

RIMON, P.C.

By:	/s/ Mark C. Lee
Mark C. Lee

Enclosures
cc:	Tejinder Virk, Chief Executive Officer